United States securities and exchange commission logo





                       August 28, 2020

       Max Kahn
       Chief Executive Officer
       LIFEQUEST WORLD CORP.
       100 Challenger Road, 8th Floor
       Ridgefield Park, NJ 07660

                                                        Re: LIFEQUEST WORLD
CORP.
                                                            Offering Statement
on Form 1-A
                                                            Post Qualification
Amendment No. 1
                                                            Filed August 18,
2020
                                                            File No. 024-11073

       Dear Mr. Kahn:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Manufacturing